SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER



                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                 Information furnished as at September 28, 2000



                        Intertek Testing Services Limited




                                  (REGISTRANT)



                                  25 Savile Row
                                 London, W1X 1AA
                                     England
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                    Form 20-F  |X|             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

                         Yes                     No |X|

                Schedule of Information contained in this report

                     Press Release dated September 28, 2000

                                 PRESS RELEASE




                            RECOVERY OF NIGERIAN DEBT


On August 23, 2000, ITS received (pound)1.3 million in respect of the pre-shipment inspection programme reintroduced by the Government of Nigeria in September 1999. This payment was in respect of inspections carried out between February 2000 and April 2000. The outstanding debt under this new programme is approximately (pound)1.5 million.

ITS has received a payment of approximately (pound)9.0 million that relates to the pre-shipment inspection programme that was cancelled by the Nigerian Government on March 31, 1999 (the `old programme'). It settles the debt for the period October 1998 to January 1999.

Payment in respect of the old programme has been made locally in Nigeria. ITS expects to remit funds to the UK within the next two weeks. Once funds are received in the UK ITS will be able to refund deposits to those exporters who paid a deposit and where the corresponding certificate was issued before January 31, 1999.

After this payment, the outstanding debt owed to ITS by the Government of Nigeria under the old programme will be approximately (pound)4.8 million.

Discussions are continuing with the Nigerian Government regarding payment of the remaining debt.




BILL SPENCER                                           RICHARD NELSON
FINANCE DIRECTOR                                       CHAIRMAN & CEO

TEL NO:  +44 20 7396 3400                              TEL NO:  +44 20 7396 3400



SEPTEMBER 28, 2000

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

INTERTEK TESTING SERVICES LIMITED
(Registrant)


By:       /s/  WILLIAM SPENCER
          --------------------
          Name:      William Spencer
          Title:     Director
          Date:      September 28, 2000